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U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One)

[ ]Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For the period ended March 31, 1997
                     -------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:..........................................

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 .........................................................................

Part I -- Registrant Information

FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC
(Exact name of registrant as specified in its charter)

     California                                 06-1429737
------------------------------     -------------------------------------
(State or other jurisdiction of    (I.R.S Employer Identification Number)
incorporation or organization)


                                                (Zip Code)
                                               ------------
2049 Century Park East, Suite 350
Los Angeles, California                            90067

Part II -- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306]
[ ] (c) The accountant's statement or other exhibit required by
 Rule 12b-25(c) has been attached if applicable.
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Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
[Amended in Release No. 34-26589 (Paragraph 72,439), effective August 13, 1992, 57 F.R. 36442]

Due to clerical, staffing and other related time constraints the registrant is unable to complete the required disclosures in a timely manner. The company intends to file the prescribed report within the allowed extension period.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Raedelle A. Walker                   (310)             229-2619
---------------                ------------------------------------
    Name                        	Area Code       Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

"FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC"
(Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date:  May 15, 1997                By /S/ Raedelle A. Walker
       ---------------             ----------------------
ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001)
May 15, 1997